EXHIBIT 99.1

Quantum BioPharma Signs Binding Letter Of Intent With Allucent To Conduct Phase 2 Clinical Trial In Multiple Sclerosis

Strategic Partnership with Global Clinical Research Organization (CRO) Signifies Advancement in Clinical Development of Lucid-21-302 (Lucid-MS), a Novel First-in-Class Treatment Inhibiting Demyelination

TORONTO, March 30, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announced that it has entered into a binding Letter of Intent (LOI) with Allucent, a global contract research organization with extensive experience supporting central nervous system clinical trials, to support the planned Phase 2 clinical trial of Lucid-MS for the treatment of multiple sclerosis (MS).

This strategic partnership represents a significant milestone in Quantum BioPharma's clinical development pipeline and underscores the Company's commitment to advancing a potentially innovative solution for those MS patients suffering from debilitating mobility conditions unlike any solution in the market today.

The planned Phase 2 trial will evaluate the efficacy, safety and tolerability of Lucid-MS in people with MS. Quantum BioPharma expects to initiate the Phase 2 trial in the second quarter of 2026, subject to regulatory approvals and finalization of the clinical trial design and operational arrangements.

Under the terms of the LOI, Allucent will provide comprehensive clinical trial services designed to support efficient execution and data integrity throughout the study:

Study Start-Up	Regulatory submissions, ethics approvals	Accelerated trial initiation
Site Selection & Management	Global site network coordination	Optimal patient access
Patient Recruitment	Enrollment strategy and execution	Efficient trial completion
Data Management	Collection, analysis, reporting	Rigorous clinical data integrity
Regulatory Support	Agency interactions, compliance	Streamlined development pathway

The parties will finalize a more comprehensive and definitive services agreement in the coming weeks, solidifying this strategic partnership.

First-in-Class Potential Therapeutic Innovation for MS

Lucid-MS is designed to provide neuroprotection through the inhibition of demyelination—a key driver of disease progression in MS. This innovative mechanism represents a differentiated therapeutic approach in the global MS market, where many existing treatments primarily focus on modulating the immune system rather than addressing the underlying neurodegeneration.

“Lucid-MS is a First-in-Class, New Chemical Entity, Therapeutic Innovation designed to provide neuroprotection through the inhibition of demyelination, a key driver of disease progression in MS,” said Andrzej Chruscinski, Vice-President, Scientific and Clinical Affairs at Quantum BioPharma. “This innovative mechanism represents a differentiated therapeutic approach in the global MS market where an estimated 2.8 million people suffer and where many existing treatments primarily focus on modulating the immune system rather than addressing the underlying neurodegeneration. This Phase 2 trial will evaluate efficacy, safety and tolerability, while exploring the relationship between this mechanism and established clinical and radiographic markers of disease activity.”

“We are pleased to engage Allucent, a global CRO with extensive experience in Phase 2 and Phase 3 central nervous system trials, including prior MS studies, as we advance our clinical program,” said Zeeshan Saeed, CEO of Quantum BioPharma. “Their therapeutic expertise and global operational capabilities are expected to support the efficient execution of our Phase 2 trial. Our research continues to demonstrate the potential of this novel approach to transform MS patient outcomes.”

Why Allucent: Global CRO Excellence

Allucent is a global, specialty contract research organization designed for small and mid-sized biopharma, delivering integrated clinical, regulatory, and operational expertise across complex programs, including neuroscience. Their proven track record in CNS and MS trials makes them an ideal partner for advancing Lucid-MS through Phase 2.

Deep CNS/MS Trial Experience	Disease-specific expertise
Global Operational Footprint	Access to diverse patient populations
Integrated Strategy & Execution	Efficient program delivery
Regulatory Excellence	Streamlined agency interactions
Data Management Rigor	High-quality clinical evidence

“We’re proud to partner with Quantum BioPharma in advancing their neuro-degenerative clinical program in multiple sclerosis,” said Paula Brown Stafford, CEO of Allucent. “Our team brings deep experience in CNS and MS trials, along with an integrated model that aligns strategy and execution, helping ensure programs are delivered efficiently and with the rigor these complex studies demand.”

Market Opportunity and Growth Strategy

Multiple sclerosis affects approximately 2.8 million people worldwide (source: https://pmc.ncbi.nlm.nih.gov Atlas of MS, Third Edition (PMC/NCBI)), representing a significant global healthcare challenge and substantial market opportunity for innovative treatments. The MS therapeutic market is projected to exceed $38 billion by 2030 according to Grand View Research www.grandviewresearch.com.

Quantum BioPharma's differentiated approach—targeting demyelination directly—positions Lucid-MS to address current unmet patient needs and potentially capture meaningful market share in the emerging neuroprotective segment.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (“UWI”), led by industry veterans. Quantum BioPharma retains ownership of 19.84% (as of December 31, 2025) of UWI at www.unbuzzd.com. The agreement with UWI also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately C$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

About Allucent

Allucent is a global, specialty CRO designed for small and mid-sized biopharma, delivering integrated clinical, regulatory, and operational expertise across complex programs, including neuroscience. Visit www.Allucent.com for more information.

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (416) 854-8884

Investor Relations
Email: ir@quantumbiopharma.com, info@quantumbiopharma.com
Website: www.quantumbiopharma.com

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